Janus Capital Law Group

22 Executive Park, Suite 250 Irvine, CA 92614

Telephone (949) 633-8965
Facsimile (877) 275-5954

August 12, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	George K. Schuler, Mining Engineer
Ethan Horowitz, Accounting Branch Chief
Cheryl Brown, Staff Attorney
Loan Lauren Nguyen, Legal Branch Chief

Re: Nevada Canyon Gold Corp.
Amendment No. 1 and Amendment No. 2
Offering Statement on Form 1-A Filed July 22, 2022, and August 2, 2022
File No. 024-11911

Ladies and Gentlemen:

As counsel for Nevada Canyon Gold Corp., a Nevada corporation (the “Company”), I am submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email on August 8, 2022, relating to Amendments No. 1 and 2 to the Company’s Offering Statement on Form 1-A, File No. 024-11911, filed with the Commission on July 22, 2022, and August 2, 2022, respectively (the “Registration Statement”). Amendment No. 3 to the Registration Statement is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and the Staff’s comments are presented in bold italics.

Our Business Model, page 40

Comment No. 1. We note your response to comment 4 related to the additional disclosure for your individual material properties. Please locate these properties using a easily recognizable coordinate system and provide a total cost or book value as required by of Items 1304(b)(1)(i) and 1304(b)(2)(iii) of Regulation S-K.

RESPONSE: The Company has revised its disclosure on pages 40-42 to include an easily recognizable coordinate system for each mineral property and on those same pages has provided a total cost for each property as required by of Items 1304(b)(1)(i) and 1304(b)(2)(iii) of Regulation S-K..

Recent Developments, page 44

Comment No. 2. We note your response to comment 5 concerning your revised disclosure on page 44. However, per your property description, the Agai-Pah Property is located in sections 32 & 33, T4N, R34E, MDM, Mineral County, Nevada which is approximately 33 miles southeast of Hawthorn, Nevada, and not 10 miles northeast, as stated in your filing. Please clarify your disclosure as necessary.

RESPONSE: The Company has revised its disclosure on page 44 in response to this comment and in order to clarify the Company’s disclosure regarding the coordinates of the Agai-Pah Property. The Company has provided the correct Property coordinates in the previous response to comment No. 1 on page 42

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by email at dcolby@januscapitallaw.com or by phone at 949.633.8965.

JANUS CAPITAL LAW GROUP

/s/ Deron M. Colby
Deron M. Colby, Esq.

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